American Gas Index Fund, Inc.

4922 Fairmont Avenue, Bethesda, Maryland 20814
(800) 622-1386   (301) 657-1510

May 9, 2000

Dear Shareholders:

For the fiscal year ended March 31, 2000, the American Gas Index Fund's total return was 17.18%. The stock markets exhibited extreme volatility during this twelve-month period. The Fund was not immune to the roller coaster ride. The frenzy of momentum investing, that is buying into the "hot" sector of the market and selling old favorites, had a stronger impact on the value of the Fund's holdings than did rational evaluation of the quality of earnings and future prospects. The Fund's high net asset value (NAV), during the period was $18.98. The low was $15.08. The NAV on March 31, 2000 was $16.93, 3.99% higher than the NAV at the beginning of the Fund's fiscal year. The distributions for the fiscal year of 13.19% are composed of regular dividends of $0.5228 per share and capital gains distributions of $1.4175. On March 31, the Fund's fifteen largest holdings accounted for approximately 57% of the assets. The market prices of 73% of these stocks increased during this period and the

Top Five Performers	
(Price Change: Year Ended March 31,2000 *Excluding companies subject to announced acquisition.)*	
Dynergy, Inc.	196.17%
Kinder Morgan, Inc.	73.04%
Equitable Resources, Inc.	71.94%
South Jersey Industries, Inc.	30.35%
UGI Corp.	29.59%

Bottom Five Performers	
(Price Change: Year Ended March 31,2000)	
CMS Energy Corp.	-54.76%
Sierra Pacific Resources	-48.85%
NiSource Inc.	-37.50%
Consolidated Edison	-36.00%
PG&E Corporation	-32.39%



Total Return Comparison
(Year Ended March 31, 2000)

The average annual total return was 17.18% for the one-year period, 15.21% for the five-year period, and 9.82% for the ten-year period ended March 31, 2000. Returns are historical and include changes in principal and reinvested dividends and capital gains. Your return and principal will vary and you may have a gain or loss when you sell shares.

Fund outperformed its benchmark the Dow Jones Utility Average. The Dow Jones Utility Average's total return was 3.73% compared to the Fund's 17.18%.

The natural gas industry continues to restructure and position itself to handle the forecasted increase in demand. Exploration in the deep Gulf of Mexico, offshore Canada, and onshore in North America, including Alaska and Canada, are expanding supply sources. In addition, the four Liquefied Natural Gas terminals are reported to be fully booked to receive cargoes from the Middle East, Asia, Australia, Caribbean, and South America. Pipeline and gas storage capacity are being expanded to provide year round facilities to satisfy growth in traditional markets and the demands of the new gas-fired electric generating plants.

During the past twelve months, new environmental regulations have been promulgated and others affirmed by the courts, which are very positive incentives for natural gas utilization. Commercialization of gas-fired micro-turbines and fuel cells is being accelerated. This equipment facilitates electric power generation at or near the point of use. The objective is to provide reliable, economic and environmentally friendly energy. Urban air pollution continues to plague most metropolitan areas and natural gas fueled vehicles are recognized as the cleanest burning readily available alternative to help air quality.

These factors along with the jump in oil prices have increased investor focus on natural gas and should strengthen the financial performance of the Fund. We suggest you follow the Fund's progress on our web site at *www.rushmorefunds.com* or contact us directly. Your interest in and support of the Fund is appreciated.

Sincerely,

/s/ Richard J. Garvey

Richard J. Garvey
Chairman of the Board

STATEMENT OF NET ASSETS
March 31, 2000

		Shares	Value (Note 1)	Percent of Net Assets
COMMON STOCKS				
Kinder Morgan, Inc.	....	310,000	$ 10,695,000	5.50%
The Coastal Corp.	....	225,000	10,350,000	5.32
Enron Corp.	....	135,000	10,108,125	5.20
El Paso Energy Corp.	....	245,000	9,891,875	5.09
Duke Energy Corp.	....	185,000	9,712,500	4.99
The Williams Companies, Inc.	....	220,000	9,666,250	4.97
Columbia Energy Group	....	162,500	9,628,125	4.95
PG&E Corp.	....	375,000	7,875,000	4.05
KeySpan Energy Corp.	....	245,000	6,768,125	3.48
Dominion Resources, Inc.	....	165,000	6,342,188	3.26
Reliant Energy, Inc.	....	250,000	5,859,375	3.01
NICOR, Inc.	....	125,000	4,117,188	2.12
Eastern Enterprises	....	59,583	3,567,532	1.83
Washington Gas Light Co.	....	130,000	3,534,375	1.82
National Fuel Gas Co.	....	75,000	3,342,188	1.72
The Montana Power Co.	....	50,000	3,200,000	1.65
Dynegy, Inc.	....	50,000	3,137,500	1.61
AGL Resources, Inc.	....	165,000	3,031,875	1.56
MCN Energy Group, Inc.	....	120,000	3,000,000	1.54
PECO Energy Co.	....	75,000	2,765,625	1.42
Peoples Energy Corp.	....	95,000	2,606,562	1.34
Questar Corp.	....	140,000	2,598,750	1.34
Public Service Enterprise Group, Inc.	....	85,000	2,518,125	1.29
Southern Union Co.	....	138,339	2,498,748	1.28
Consolidated Edison, Inc.	....	85,000	2,465,000	1.27
Piedmont Natural Gas Co., Inc.	....	90,000	2,345,625	1.21
WICOR, Inc.	....	75,000	2,325,000	1.20
Equitable Resources, Inc.	....	50,000	2,240,625	1.15
ONEOK, Inc.	....	75,000	1,875,000	0.96
NiSource, Inc.	....	110,000	1,856,250	0.95
CMS Energy Corp.	....	100,000	1,812,500	0.93
New Jersey Resources Corp.	....	40,000	1,710,000	0.88
Indiana Energy, Inc.	....	83,066	1,619,787	0.83
Energy East Corp.	....	75,000	1,485,938	0.76
Southwest Gas Corp.	....	75,000	1,429,687	0.74
Atmos Energy Corp.	....	85,000	1,391,875	0.72
New Century Energies, Inc.	....	42,500	1,277,656	0.66
Citizens Utilities Co.*	....	75,000	1,228,125	0.63

American Gas Index Fund, Inc.

STATEMENT OF NET ASSETS (continued)

March 31, 2000

		Shares	Value (Note 1)	Percent of Net Assets
COMMON STOCKS (continued)				
Constellation Energy Group, Inc.	....	37,500	$ 1,195,312	0.61%
Northwest Natural Gas Co.	....	60,000	1,170,000	0.60
Northeast Utilities	....	50,000	1,075,000	0.55
OGE Energy Corp.	....	55,000	1,055,313	0.54
Texas Utilities Co.	....	35,000	1,039,063	0.53
MDU Resources Group, Inc.	....	50,000	1,037,500	0.53
Northern States Power Co.	....	50,000	993,750	0.51
CTG Resources, Inc.	....	25,000	929,687	0.48
Laclede Gas Co.	....	46,000	920,000	0.47
UtiliCorp United, Inc.	....	50,000	903,125	0.46
DPL, Inc.	....	40,000	887,500	0.46
South Jersey Industries, Inc.	....	30,000	845,625	0.44
Niagara Mohawk Holdings, Inc.*	....	60,000	810,000	0.42
Cinergy Corp.	....	37,500	806,250	0.41
Carolina Power & Light Co.	....	24,162	783,755	0.40
NUI Corp.	....	30,000	776,250	0.40
NSTAR	....	17,850	749,700	0.39
Energen Corp.	....	40,600	647,063	0.33
Providence Energy Corp.	....	17,000	644,937	0.33
Wisconsin Energy Corp.	....	30,000	598,125	0.31
TECO Energy, Inc.	....	30,000	583,125	0.30
UGI Corp.	....	25,000	540,625	0.28
EnergyNorth, Inc.	....	9,000	525,375	0.27
SEMCO Energy, Inc.	....	36,750	436,406	0.22
RGS Energy Group, Inc.	....	20,000	425,000	0.22
Public Service Co. of New Mexico	....	22,500	354,375	0.18
Connectiv, Inc.	....	20,000	350,000	0.18
WPS Resources Corp.	....	12,500	324,219	0.17
P P & L Resources, Inc.	....	15,000	314,063	0.16
EnergySouth, Inc.	....	16,000	294,000	0.15
Valley Resources, Inc.	....	12,000	276,000	0.14
Berkshire Energy Resources	....	7,500	270,469	0.14
SIGCORP, Inc.	....	10,000	250,000	0.13
Fall River Gas Co.	....	10,000	215,000	0.11
CH Energy Group, Inc.	....	6,500	197,437	0.10
Madison Gas & Electric Co.	....	10,000	178,750	0.09
Chesapeake Utilities Corp.	....	10,000	169,375	0.09
RGC Resources, Inc.	....	7,500	148,125	0.08

STATEMENT OF NET ASSETS (continued)
March 31, 2000

		Shares	Value (Note 1)	Percent of Net Assets
COMMON STOCKS (continued)				
Southwestern Energy Resources	…………………………	22,000	$ 145,750	0.08%
Sierra Pacific Resources	…………………………	8,640	108,000	0.06
Entergy Corp.	…………………………	5,000	100,937	0.05
Delta Natural Gas Co., Inc.	…………………………	6,500	91,000	0.05
Energy West, Inc.	…………………………	7,500	59,063	0.03
Avista Corp.	…………………………	1,000	40,750	0.02
Virginia Gas Co.	…………………………	15,000	39,375	0.02
Minnesota Power, Inc.	…………………………	2,000	33,250	0.02
UNITIL Corp.	…………………………	1,000	29,562	0.02
Total Common Stocks (Cost $107,761,235) …………..……....			186,246,085	95.76%

REPURCHASE AGREEMENT

With PaineWebber dated 3/31/00 at 6.00% to be repurchased at $8,686,898
on 4/3/00, collateralized by U.S. Treasury Notes, due 4/30/00

(Cost $8,682,557) …………......……………………..……….………………	8,682,557	4.46
Total Investments (Cost $116,443,792) …………….....…………………….…	194,928,642	100.22
Liabilities In Excess of Other Assets ..……………………............................	(435,211)	(0.22)
Net Assets ....…………….......................................	$ 194,493,431	100.00%
Net Asset Value Per Share (Based on 11,487,874 Shares Outstanding)	$16.93	

Net Assets Consist of:

Paid-in-Capital ....…................…................…..................................	$ 105,770,903
Accumulated Undistributed Net Investment Income ………............................	1,685
Accumulated Undistributed Net Realized Gain on Investments ..…………….....	10,235,993
Net Unrealized Appreciation of Investments ....…….…......….....................	78,484,850
Net Assets ....…………......……...............................…................……	$ 194,493,431

Income Tax Information:
At March 31, 2000, the cost of the investment securities for Federal income tax purposes was $117,458,055. Net unrealized appreciation was $77,470,587 of which $82,645,522 related to appreciated investment securities and $5,174,935 related to depreciated investment securities.

Other Information:
For the year ended March 31, 2000, purchases of securities, excluding short-term securities, were $31,389,108 and sales (including maturities) of securities were $67,808,345.

*Non-income producing

See Notes to Financial Statements.

American Gas Index Fund, Inc.

STATEMENT OF OPERATIONS
For the Year Ended March 31, 2000

Investment Income	
Dividends ………………………………………………………………	$ 7,472,424
Interest …………………………………………………………………	238,428
Total Investment Income ………………………………………………	7,710,852
Expenses	
Investment Advisory Fee (Note 2)	810,835
Accounting and Administrative Service Fee (Note 2) …….....................................	709,483
Administrative Fee (Note 2)	202,709
Total Expenses	1,723,027
Net Investment Income	5,987,825
Net Realized Gain on Investment Transactions	21,478,664
Change in Net Unrealized Appreciation of Investments	4,480,162
Net Gain on Investments	25,958,826
Net Increase in Net Assets Resulting from Operations	$ 31,946,651

See Notes to Financial Statements.

American Gas Index Fund, Inc.

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended March 31,

	2000	1999
Increase (Decrease) in Net Assets		
Operations		
Net Investment Income..	$ 5,987,825	$ 6,397,350
Net Realized Gain on Investment Transactions..	21,478,664	9,883,696
Change in Net Unrealized Appreciation of Investments	4,480,162	(30,421,779)
Net Increase (Decrease) in Net Assets Resulting from Operations.........	31,946,651	(14,140,733)
Distributions to Shareholders		
From Net Investment Income ………………………………………………	(6,063,198)	(6,353,353)
From Net Realized Gain on Investments …………………………………	(15,748,857)	(8,531,808)
Total Distributions to Shareholders ………………………………	(21,812,055)	(14,885,161)
Share Transactions		
Net Proceeds from Sales of Shares..	26,860,337	35,889,754
Reinvestment of Distributions..	20,383,792	13,403,164
Cost of Shares Redeemed...	(63,202,104)	(64,317,934)
Net Decrease in Net Assets Resulting from Share Transactions.............	(15,957,975)	(15,025,016)
Total Decrease in Net Assets...	(5,823,379)	(44,050,910)
Net Assets - Beginning of Year	200,316,810	244,367,720
Net Assets - End of Year	$194,493,431	$200,316,810
Shares		
Sold...	1,524,570	2,006,326
Issued in Reinvestment of Distributions..	1,297,020	764,283
Redeemed..	(3,639,623)	(3,612,456)
Net Decrease in Shares..	(818,033)	(841,847)

See Notes to Financial Statements.

American Gas Index Fund, Inc.

FINANCIAL HIGHLIGHTS

	For the Years Ended March 31,				
	2000	1999	1998	1997	1996
Per Share Operating Performance:					
Net Asset Value – Beginning of Year	$ 16.28	$ 18.59	$ 14.84	$ 13.25	$ 11.13
Income from Investment Operations:					
Net Investment Income	0.52	0.51	0.47	0.45	0.45
Net Realized and Unrealized Gain (Loss) on Investments	2.07	(1.63)	3.87	1.60	2.13
Total from Investment Operations	2.59	(1.12)	4.34	2.05	2.58
Distributions to Shareholders:					
From Net Investment Income	(0.52)	(0.51)	(0.47)	(0.46)	(0.46)
From Net Realized Gain	(1.42)	(0.68)	(0.12)	–	–
Total Distributions	(1.94)	(1.19)	(0.59)	(0.46)	(0.46)
Net Increase (Decrease) in Net Asset Value	0.65	(2.31)	3.75	1.59	2.12
Net Asset Value – End of Year	$ 16.93	$ 16.28	$ 18.59	$ 14.84	$ 13.25
Total Investment Return	17.18%	(6.35)%	29.62%	15.60%	23.46%
Ratios to Average Net Assets:					
Expenses	0.85%	0.85%	0.85%	0.85%	0.85%
Net Investment Income	2.95%	2.84%	2.83%	3.06%	3.71%
Supplementary Data:					
Portfolio Turnover Rate	16%	10%	13%	8%	10%
Net Assets at End of Year (in thousands)	$ 194,493	$ 200,317	$ 244,368	$ 213,058	$ 204,000
Number of Shares Outstanding at End of Year (in thousands)	11,488	12,306	13,148	14,353	15,391

See Notes to Financial Statements.

8

American Gas Index Fund, Inc.

NOTES TO FINANCIAL STATEMENTS
March 31, 2000

1. SIGNIFICANT ACCOUNTING POLICIES

American Gas Index Fund, Inc. (the "Fund") is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open-end, diversified investment company. The Fund is authorized to issue 1,000,000,000 shares of $0.001 par value capital stock. The Fund invests primarily in the common stock of natural gas distribution and transmission companies. Since the Fund has a specialized focus, it carries more risk than a fund that invests more generally. The financial statements have been prepared in conformity with generally accepted accounting principles which permit management to make certain estimates and assumptions at the date of the financial statements. The following is a summary of significant accounting policies which the Fund follows.

(a) Securities listed on stock exchanges are valued at the last sales price of the applicable exchange. Over-the-Counter securities are valued at the last sales price. If market quotations are not readily available, the Board of Directors will value the Fund's securities in good faith.

(b) Security transactions are recorded on the trade date (the date the order to buy or sell is executed). Interest income is accrued on a daily basis. Realized gains and losses from security transactions are computed on an identified cost basis.

(c) Net investment income is computed, and dividends are declared quarterly. Dividends are reinvested in additional shares unless shareholders request payment in cash. Capital gains, if any, are distributed annually.

(d) The Fund complies with the provisions of the Internal Revenue Code applicable to regulated investment companies and distributes all net investment income to its shareholders. Therefore, no Federal income tax provision is required.

2. INVESTMENT ADVISORY FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment advisory and management services are provided by Money Management Associates (the "Adviser"). Under an agreement with the Adviser, the Fund pays a fee for such services at an annual rate of 0.40% of the average daily net assets. Certain Officers and Directors of the Fund are affiliated with the Adviser.

Rushmore Trust and Savings, FSB ("Rushmore Trust"), a majority-owned subsidiary of the Adviser, provides transfer agency, dividend-disbursing and shareholder services to the Fund. In addition, Rushmore Trust serves as custodian of the Fund's assets and pays the operating expenses of the Fund. For these services, Rushmore Trust receives an annual fee of 0.35% of the average daily net assets of the Fund.

On October 20, 1999, the Adviser and Rushmore Trust reached a definitive agreement to be acquired by Friedman Billings Ramsey Group, Inc. The transaction is subject to various regulatory approvals.

The American Gas Association (A.G.A.) serves as administrator for the Fund. As administrator, A.G.A is responsible for calculating and maintaining the Index and providing the Fund with information concerning the natural gas industry. For these services the Fund pays a fee at an annual rate of 0.10% of the average daily net assets of the Fund.

American Gas Index Fund, Inc.

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of
 American Gas Index Fund, Inc.:

We have audited the statement of net assets of American Gas Index Fund, Inc. (the "Fund") as of March 31, 2000, the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of March 31, 2000, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of American Gas Index Fund, Inc. as of March 31, 2000, the results of its operations, the changes in its net assets, and the financial highlights for the respective stated periods, in conformity with generally accepted accounting principles in the United States of America.

/s/ Deloitte & Touche, LLP

Princeton, New Jersey
April 25, 2000

Annual Report

March 31, 2000